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                                   APPENDIX A
                     FORM OF AFFECTED CREDITORS' RESOLUTION

    BE IT RESOLVED THAT:

1. the Consolidated Plan of Arrangement and Reorganization (the "Plan") proposed by AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. (the "AT&T Canada Companies") under Sections 191 and 192 of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") and Section 4 of the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) (the "CCAA") which has been presented to the meeting and which is substantially in the form described in Appendix C to the management proxy circular of the AT&T Canada Companies dated January 20, 2003 (the "Circular") (as the same may be modified or amended as provided for in the
    Plan) be and is hereby accepted, approved and agreed to;

2. notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the boards of directors of the AT&T Canada Companies, without further notice to, or approval of, the securityholders and creditors of the AT&T Canada Companies, subject to the terms of the Plan, may decide not to proceed with the Plan or may revoke this resolution at any time prior to the Plan becoming effective; and

3. any director or officer of each of the AT&T Canada Companies be and is hereby authorized, for and on behalf of the AT&T Canada Companies (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents and instruments and to take or cause to be taken such other actions as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Plan, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

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